SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)* Endesa, S.A. (Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1 (CUSIP Number)

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Penichet +34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Adam O. Emmerich (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following supplemental information:

     As contemplated, the Bridge Facility and the Additional Bridge Commitment are being refinanced with the Long-Term Financing (consisting of senior term loans and senior revolving loan facilities to be provided to Finanzas) and the Acciona Financing (consisting of a senior term loan and a senior revolving loan facility to be provided to Acciona) which will in turn be used to finance Acciona’s capital contributions and subordinated loans to Finanzas. The Long-Term Financing and the Acciona Financing total €8.191 billion, and have a final maturity of six years. They are being provided by Banco Santander, Banco Bilbao Vizcaya Argentaria, S.A. and Banca IMI, S.p.A., as bookrunners, Natexis Banques Populaires, Sucursal en España and Calyon, Sucursal en España, as Senior Mandated Lead Arrangers, and Bank of Scotland, Sucursal en España and BNP Paribas Sucursal en España, as Mandated Lead Arrangers (collectively, the “Lenders”). The Bridge Facility and the Additional Bridge Commitment are expected to be repaid in full on or about December 29, 2006, using €5,551,395,821.67 to be drawn by Finanzas under the Long-Term Financing, and €1,419,565,378.33 to be contributed as a subordinated loan to Finanzas by Acciona, the total amount of which will in turn be provided to Acciona by the Lenders under the Acciona Financing. In addition, on December 29, 2006, Finanzas will draw down under the Long-Term Financing €23,596,427 to repay the shareholders loan received from Acciona to fund the acquisition of Shares.

     On December 21, 2006, Finanzas and the Lenders entered into a Credit Agreement (the “Finanzas Credit Agreement”) for the Long-Term Financing in the maximum amount of €5,678,261,513.32. The interest rate payable by Finanzas under the Finanzas Credit Agreement for the senior term loan tranche of €4.595 billion is initially EURIBOR plus 60 basis points per annum and increases over the term of the loan to EURIBOR plus 90 basis points per annum; the interest rate for the senior revolving loan tranche of €1.083 billion is EURIBOR plus 50 basis points per annum, with such margin to be reviewed annually and reset in a range of 0.60% to 0.30% depending on a Net Financial Debt / EBITDA ratio of the Acciona group on a consolidated basis. Shares held by Finanzas, Finanzas’ own shares, Finanzas’ bank accounts and Finanzas’ rights under the Coverage Ratio Commitment (as defined below) and under interest rate hedging agreements are pledged by Finanzas to the Lenders to secure Finanzas’ obligations under the Long-Term Financing. Finanzas incurred structuring and underwriting fees payable to the Lenders in connection with the Finanzas Credit Agreement of 0.85% of the principal amount thereof.

     The Finanzas Credit Agreement is in Spanish. An English translation is being prepared, and will be filed as an exhibit to the Schedule 13D as soon as it is available.

     Acciona has not guaranteed the Long-Term Financing. The Finanzas Credit Agreement requires Finanzas to be funded with subordinated loans in the amount of €1,419,565,378.33, and requires Acciona to commit (the “Coverage Ratio Commitment”) to make additional subordinated loans to Finanzas of up to €1,083,277,312.52 as needed to pay down the revolving loan facility so as to maintain a coverage ratio of 115% of the market value of the Shares held by Finanzas to the outstanding balance of the Long-Term Financing. Acciona has also agreed to refund to Finanzas an amount equivalent to any tax credits generated by Finanzas and used by Acciona to reduce its taxable profit on a consolidated basis. Conversely, Finanzas has agreed to refund to Acciona any tax debts generated by Finanzas and paid by Acciona as head of the tax consolidated group.

     As previously reported, Banco Santander also provided a commitment to Acciona to provide the Acciona Financing to finance Acciona’s capital contributions and subordinated loans to Finanzas (including the subordinated loans required by the Coverage Ratio Commitment). Accordingly, also on December 21, 2006, Acciona and the Lenders entered in to a Credit Agreement (the “Acciona Credit Agreement”) to provide for the Acciona Financing. Loans under the Acciona Credit Agreement bear interest at EURIBOR plus 50 basis points per annum, with such margin to be reviewed annually and reset in a range of 0.60% to 0.30% depending on a Net Financial Debt / EBITDA ratio of the Acciona group on a consolidated basis. Acciona incurred structuring and underwriting fees payable to the Lenders in connection with the Acciona Credit Agreement of 0.40% of the principal amount thereof. Acciona’s expects to initially draw down €1,429,616,955.40 on the Acciona Credit Agreement, which it will use to finance the subordinated loan as described above and to pay the fees and expenses incurred in connection with the Acciona Credit Agreement. The Acciona Credit Agreement is in Spanish. An English translation is being prepared, and will be filed as an exhibit to the Schedule 13D as soon as it is available.

     Acciona has filed an Hecho Relevante with the Spanish Comisión Nacional del Mercado de Valores with respect to this refinancing, and the Hecho Relevante is attached hereto as Exhibit 99.22 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following supplemental information:

     The information set forth in Item 3 above is hereby incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity. (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S. A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006). (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006. (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona, S. A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.9	English Translation of Credit Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006.*

10.10	English Translation of Credit Agreement between Acciona, S.A and the Lenders, dated December 21, 2006.*

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720). (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Response to query from the CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006. (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720). (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006. (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares.) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006. (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the commencement of a lawsuit by E.ON in the United States District Court for the Southern District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives Association, Inc. Master Agreement with Confirmations dated September 25 and 27, 2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in Spanish translation) the Complaint filed as Exhibit 99.1 (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long-Term Financing and the Acciona Financing.)

*	To be filed by Amendment.

	(1)	Filed with Amendment No. 1 to the Schedule 13D

	(2)	Filed with Amendment No. 2 to the Schedule 13D

	(3)	Filed with Amendment No. 3 to the Schedule 13D

	(4)	Filed with Amendment No. 4 to the Schedule 13D

	(5)	Filed with Amendment No. 5 to the Schedule 13D

	(6)	Filed with Amendment No. 6 to the Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2006

ACCIONA, S.A.

By:	/s/Jorge Vega-Penichet

	Name:	Jorge Vega-Penichet
	Title:	Company Secretary

FINANZAS DOS, S.A.

/s/Vicente Santamaria
By:	de Paredes Castillo

Name:	Vicente Santamaria
de Paredes Castillo
Title:	Company Secretary